Exhibit 19.1
BLACKSTONE REAL ESTATE INCOME TRUST, INC.

Insider Trading Policy

It is the policy of Blackstone Real Estate Income Trust, Inc., a Maryland corporation, and its subsidiaries (collectively, the “Company”), that they and their directors, officers and employees, if any, and all officers and employees of BX REIT Advisors L.L.C., the Company’s external adviser (the “Adviser”), including members of the Adviser’s investment committee, and officers and employees of The Blackstone Group L.P. (“Blackstone”) or any of its affiliates acting for or on behalf of the Company (collectively, “Covered Parties”) must, at all times, comply with the securities laws of the United States and all other applicable jurisdictions. In order to avoid any activity that violates applicable laws or regulations and, in order to avoid even the appearance of impropriety, this Policy restricts or prohibits certain transactions by Covered Parties and their immediate family members (collectively, “Insiders”) and subjects transactions by certain Insiders to pre-approval requirements when trading in the Company’s securities. All Covered Parties must abide by the terms of this Policy.

Federal securities laws prohibit “trading” in the “securities” of a company on the basis of “material non-public information.” “Trading” means broadly any purchase, sale or other transaction to acquire, transfer or dispose of securities, including Company redemptions and repurchases, market option exercises, gifts or other contributions, exercises of stock options granted under any Company equity plans, sales of stock acquired upon the exercise of options and trades made under an employee benefit plan such as a 401(k) plan. The term “securities” should be broadly construed and shall include, but not be limited to, stock, preferred stock, debt securities, such as bonds, notes and debentures, as well as puts, calls, options and other derivative instruments. Generally, information is “non-public” if it has not been effectively made available to investors generally, and information is “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security or where it is likely to have a significant effect on the market price of the security. Both positive and negative information may be material. Trading on “material non-public information” is commonly known as “insider trading.” It is also illegal to recommend to others (commonly called “tipping”) that they buy, sell or retain the securities to which such material non-public information relates. Anyone violating these laws is subject to personal liability and could face criminal penalties, including imprisonment. Federal securities law also creates a strong incentive for the Company to deter insider trading by Company Insiders. In the normal course of business, Covered Parties may come into possession of inside information concerning the Company, transactions in which the Company proposes to engage or other entities with which the Company does business. Therefore, the Company has established this Policy with respect to trading in its securities or securities of another company.

All Covered Parties, other than those who are unaffiliated with the Adviser or Blackstone, must comply with the procedures set forth in the “Confidential Information and Personal Securities Trading” section of the Global Compliance Policies Manual of Blackstone, as amended, supplemented or otherwise modified from time to time.

All directors and executive officers of the Company and their immediate family members (including, such person’s spouse, minor children, relatives or other individuals living with the director and individuals for whose support the director is principally responsible) may not trade

Exhibit 19.1
in any securities of the Company without first pre-clearing such trade with the Chief Legal Officer and Chief Compliance Officer or the Chief Securities Counsel of the Company.

Adopted: August 15, 2016